SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2004

                             ----------------------

                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)

                             ----------------------

                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)


                             ----------------------

             Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [_]
                Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [_] No [X}
               If "Yes" is marked, indicate below the file number
      assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 28, 2004


                               OCEAN RIG ASA



                               By: /s/ Erling Meinich-bache
                                   ---------------------------------------------
                                   Erling Meinich-Bache
                                   Senior Vice-President, Accounting

                               OCEAN RIG NORWAY AS



                               By: /s/ Erling Meinich-bache
                                   ---------------------------------------------
                                   Erling Meinich-Bache
                                   Senior Vice-President, Accounting


                               OCEAN RIG 1 AS



                               By: /s/ Erling Meinich-bache
                                   ---------------------------------------------
                                   Erling Meinich-Bache
                                   Senior Vice-President, Accounting


                               OCEAN RIG 2 AS



                               By: /s/ Erling Meinich-bache
                                   ---------------------------------------------
                                   Erling Meinich-Bache
                                   Senior Vice-President, Accounting

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                                  SEC FORM 6-K
                                    MAY 2004

                                TABLE OF CONTENTS

EXHIBIT
DESCRIPTION                                                                   PAGES NUMBERED

Exhibit I                    Quarterly Report for the Period Ending
                             March 31, 2004.....................................4

Exhibit II                   Press Release, 19 April 2004
                             OCR - CONTRACT WITH STATOIL IN THE BARENT SEA.....34

Exhibit III                  Press Release, 23 April 2004
                             OCR - CONTRACT STATUS EIRIK RAUDE.................35

Exhibit IV                   Press Release, 28 April 2004
                             OCR - INCREASED CAPITAL
                             CONVERSION OF MANDATORY CONVERTIBLE BOND .........36

Exhibit V                    Press Release, 30 April 2004
                             OCR - PRESENTATION Q1-2004........................37

Exhibit VI                   Press Release, 3 May 2004
                             OCR - Q1 REPORTING................................38

Exhibit VII                  Press Release, 6 May 2004
                             OCR - WEYMOUTH COMPLETION.........................40

Exhibit VIII                 Press Release, 7 May 2004
                             OCEAN RIG AWARDED NEW CONTRACT WEST OF SHETLAND...42

Exhibit IX                   Press Release, 12 May 2004
                             OCEAN RIG ASA - TROLL OPTION EXERCISED............43

Exhibit X                    Press Release, 12 May 2004
                             OCR - EIRIK RAUDE TO NORWAY.......................44

Exhibit XI                   Press Release, 18 May 2004
                             OCR - NEW CONTRACTS WITH STATOIL..................46

Exhibit XII                  Press Release, 21 May 2004
                             OCR - EXXONMOBIL CONTRACT FOR LEIV EIRIKSSON......48


                                       2


Exhibit XIII                 Press Release 25 May 2004
                             OCR - OCEAN RIG ANNOUNCES ISSUE OF A CONVERTIBLE BOND LOAN
                             AND A BRIDGE LOAN.................................49




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